UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31837 / September 23, 2015

In the Matter of	:
	:
FULL CIRCLE CAPITAL CORPORATION	:
FULL CIRCLE PRIVATE INVESTMENTS LLC	:
FULL CIRCLE HEALTHCARE CAPITAL, LLC	:
FULL CIRCLE ADVISORS, LLC	:
FULL CIRCLE WEST, INC.	:
FC NEW MEDIA, INC.	:
TRANSAMERICAN ASSET SERVICING	:
GROUP, INC.	:
FC NEW SPECIALTY FOODS, INC.	:
FC TAKODA HOLDINGS, LLC	:
	:
102 Greenwich Avenue, 2nd Floor	:
Greenwich, CT 06830	:
	:
(812-14396)	:
	:

ORDER UNDER SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Full Circle Capital Corporation (the "Company"), Full Circle Private Investments LLC, Full
Circle Healthcare Capital, LLC, Full Circle Advisors, LLC, Full Circle West, Inc., FC New
Media, Inc., TransAmerican Asset Servicing Group, Inc., FC New Specialty Foods, Inc. and FC
Takoda Holdings, LLC, filed an application on December 4, 2014, and an amendment to the
application on May 1, 2015, requesting an order under section 57(i) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies to co-invest in portfolio companies with
each other and with certain affiliated investment funds.

On August 28, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31799). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Company and the affiliated investment funds in

the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Full Circle Capital Corporation et al. (File No. 812-14396) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary